[COOLEY GODWARD KRONISH LLP LETTERHEAD]	VIA EDGAR AND FEDEX
April 25, 2007
William A. Bennett, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

RE:	Endwave Corporation
Registration Statement on Form S-3 Filed March 14, 2007
File No. 333-141295
Dear Mr. Bennett:
     On behalf of our client, Endwave Corporation, we are sending this letter in response to your letter (the “Comment Letter”) dated April 13, 2007, setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the registration statement filed with the Commission on March 14, 2007 (the “Registration Statement”). This letter has also been filed electronically with the Commission. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.
General
1.     We note that you are registering the sale of 3,000,000 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, revise the offering to fix the offering price of the shares being offered for the duration of the offering and identify the selling security holder as an underwriter in the filing.
If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

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William A. Bennett, Esq.
April 25, 2007
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•	The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;

•	The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;

•	The relationship of the selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company; and

•	Whether or not the selling shareholder is in the business of buying and selling securities.
Response:     We respectfully disagree with the Staff’s analysis for two reasons:
a.     Endwave was eligible for a primary offering on Form S-3. As the Staff is aware, the Wood River group of hedge funds (collectively, “Wood River”), the assets of which are now in receivership, accumulated a large block of Endwave’s common stock without Endwave’s knowledge or consent and without making the required disclosures under Sections 13 and 16 of the Securities Exchange Act of 1934. We assume that the Staff is excluding the shares of Endwave common stock held by Wood River from Endwave’s public float in reaching its conclusion that Endwave was not eligible to use Form S-3 for a primary offering. Given the very unusual circumstances giving rise to the accumulation of shares by Wood River, the fact that the Wood River shares are now held by a receiver selected by the Commission and that the receiver is not represented on Endwave’s board of directors and has not sought to exert any control over Endwave, we do not believe that Wood River should be viewed as an “affiliate” of Endwave. Regardless, Endwave was eligible to use Form S-3 for a primary offering of shares when the Registration Statement was filed whether Wood River is deemed an affiliate or not, as shown below:

	If Wood River is	If Wood River is
	not deemed an	deemed an
	affiliate	affiliate
Outstanding shares of common stock on March 14, 2007	11,573,452	11,573,452
Outstanding common stock held by directors and management on March 14, 2007	123,224	123,224
Common stock held by other affiliates (Oak Investment Partners and potentially Wood River)	—	4,102,247
Common stock held by non-affiliates	11,450,228	7,347,981
March 14, 2007 closing price	$12.75	$12.75
Public float	$145,990,407	$93,686,757

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William A. Bennett, Esq.
April 25, 2007
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b.     The proposed sale of shares by the selling stockholder does not constitute a disguised primary offering of shares. The proposed offering is not a primary offering by Endwave and is eligible to be registered under Rule 415(a)(1)(i). A discussion of the four factors outlined in the Comment Letter follows:
•	The selling stockholder has undertaken significant economic risk in this transaction and is not merely acting as a conduit for Endwave. The selling stockholder purchased the overlying securities in a private placement on April 24, 2006, about one year ago. Unlike an underwritten public offering, where securities are not sold to the underwriters until a registration statement covering the sale of the securities has been declared effective, the selling stockholder has been subject to economic risk on its investment for an extended period of time. Further, the shares held by the selling stockholder continue to be locked up for an additional 6 to 15 months, subject to early release under limited certain circumstances.

•	Endwave received $45,000,000 in gross proceeds for the securities being registered. Based on the closing price of $9.99 per share on April 25, 2007, the value of the amount of securities being registered is $29,970,000, which is less than the amount received by Endwave. In connection with the initial private placement, the selling stockholder was also issued a warrant to purchase shares of Series B Preferred Stock. The warrant is exercisable for $15.00 per common share equivalent and is out-of-the money based on the April 25, 2007 closing price. (The warrant shares are not being registered pursuant to the Registration Statement.)

•	As the sole holder of Series B Preferred Stock, the selling stockholder is entitled to appoint a director to Endwave’s board of directors. The selling stockholder has exercised this right and has appointed Eric Stonestrom, who is not affiliated with Oak, as its representative on Endwave’s board. Given the selling stockholder’s ability to appoint a member of Endwave’s board combined with the selling stockholder’s significant ownership of Endwave stock, the selling stockholder may be considered an affiliate of Endwave.

However, the Staff has stated that the inclusion of an affiliate as a selling stockholder does not prevent a registered resale offering from being considered a valid secondary offering under Rule 415(a)(1)(i). Item D.38 of the Commission’s 1997 Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations”) states, “Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” Also, Item D.44 of the Telephone Interpretations provides that a secondary offering by a 73% owner of an issuer that is not deemed to be by or on behalf of the issuer is not restricted by Rule 415(a)(4) and may be made on an “at-the-market” basis. Similarly, Item H.20 of the Telephone Interpretations provides: “[T]he Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities,

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William A. Bennett, Esq.
April 25, 2007
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unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”

As a result, even though the selling stockholder may be deemed to be an affiliate of Endwave, such affiliate status does not prevent the proposed offering from being considered a valid secondary if the offering is not by or on behalf of the issuer. We believe that this offering is not by or on behalf of the issuer for the following reasons:
•	As mentioned above, the underlying shares have been outstanding for about one year. The selling stockholder has been at economic risk with respect to those shares during such period. Furthermore, the selling stockholder agreed to lockup restrictions that prevented it from selling the securities it acquired in the initial private placement for a period of 18 to 27 months, subject to certain limited exceptions.

•	The selling stockholder was not an affiliate when it initially purchased the underlying securities and when it negotiated the contractual obligations pursuant to which Endwave is required to file the Registration Statement.

•	The selling stockholder, to the knowledge of Endwave, does not have an agreement or understanding in place as to the price, timing or manner of the sale of the shares being registered.

•	The selling stockholder represented to Endwave that it acquired the overlying securities for its own account and not for the purpose of effecting a distribution of those securities or the underlying shares of common stock.

•	Further, Endwave was eligible to use Form S-3 for a primary offering on April 24, 2006, when the initial private placement was consummated, and accordingly Endwave did not have the same incentive as other smaller companies to undertake a disguised primary offering.

•	The selling stockholder is not a registered broker-dealer or in the business of underwriting securities.

•	If you assume that the Wood River shares are part of Endwave’s public float, the shares being registered constitute only 26% of Endwave’s public float, which is below the 33% threshold the Staff has articulated as being indicative of a disguised public offering. If you assume that the Wood River shares are not part of Endwave’s public float, the shares being registered constitute 41% of Endwave’s public float. While the latter percentage is in excess of 33%, we believe the unusual circumstances giving rise to the significant Wood River ownership, combined with the factors noted above, make it clear that the offering is a pure secondary offering and that Endwave should be eligible to use Form S-3 to fulfill its contractual obligations to the selling stockholder

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William A. Bennett, Esq.
April 25, 2007
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•	The selling shareholder is not in the business of buying and selling securities. As discussed above, the selling stockholder is not a registered broker-dealer or in the business of underwriting securities. Furthermore, the selling stockholder agreed to lockup restrictions that prevented it from selling the securities it acquired in the initial private placement for a period of 18 to 27 months, subject to certain limited exceptions.
Plan of Distribution, page 13
2.     We also note that the selling stockholder has agreed not to sell or otherwise dispose of any of the shares of common stock being registered in this offering until October 24, 2007, with such restriction expiring with respect to the shares being offered on each of October 24, 2007, January 24, 2008, April 24, 2008 and July 24, 2008. In light of this restriction, tell us why you believe it is appropriate to register at this time any and all of the shares underlying the series B preferred.
Response:     It is appropriate to register the shares at this time because Endwave is contractually obligated to do so and because the lockup restrictions are designed in a way that they may expire prior to the dates noted above. To our knowledge, there is no legal restriction on Endwave’s ability to register for resale shares that may be resold within the ensuing two-year period. Section 6.1(a) of the Preferred Stock and Warrant Purchase Agreement between Endwave and the selling stockholder requires Endwave to file a registration statement covering the resale of the common stock underlying the Series B Preferred Stock by March 16, 2007 and to use its reasonable best efforts to have the registration statement declared effective on or prior to the date the lock-up restrictions on the shares expires. This obligation was the subject of specific negotiations with the selling stockholder and a condition to the stockholder’s investment in Endwave. The selling stockholder negotiated for this right so that it would have the right to sell its shares (subject to any insider trading and Section 16 limitations) without the volume limitation of Rules 144 as soon as the lockup restriction on the shares expired.
Signatures
3.     Please have your principal accounting officer sign in that capacity.
Response:     In response to the Staff’s comment, Endwave intends to revise the signature page to the Registration Statement to indicate Mr. Wallace is also signing in his capacity as Endwave’s principal accounting officer. Endwave will file an amendment to the Registration Statement reflecting this change once all outstanding comments on the Registration Statement have been resolved and before Endwave requests acceleration of the Registration Statement.

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William A. Bennett, Esq.
April 25, 2007
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Please do not hesitate to call me at (415) 693-2106 or Jodie Bourdet at (415) 693-2054 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Tarak I. Shah
Tarak I. Shah

cc:	Brett W. Wallace, Chief Financial Officer, Endwave Corporation
Jodie Bourdet, Esq., Cooley Godward Kronish LLP
Benjamin D. Nelson, Esq., Hughes & Luce LLP